

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 14, 2016

Peter D. Thompson
Executive Vice President and
Chief Financial Officer
Radio One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910

      Re: Radio One, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed March 14, 2016
            File No. 000-25969

Dear Mr. Thompson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Terry French for

                   Larry Spirgel
                   Assistant Director
                   AD Office 11 – Telecommunications